September 29, 2022

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re: Altamira Therapeutics Ltd. (the “Company”)
Registration Statement on Form F-3 (File No. 333-267584)

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended, the Company hereby requests that the effective date for the Registration Statement referred to above be accelerated so that it will be declared effective at 4:05 p.m. Eastern Time on September 30, 2022, or as soon thereafter as is practicable.

Sincerely,

Altamira Therapeutics Ltd.

By:	/s/ Thomas Meyer
Name:	Thomas Meyer
Title:	Chief Executive Officer